Exhibit 99.1

VERSUS SYSTEMS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(Expressed in Canadian Dollars)

THREE MONTH PERIOD ENDED

MARCH 31, 2021

REPORT DATE – May 17, 2021

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Introduction

Versus Systems Inc., (the “Company”), a corporation formed under the laws of British Columbia, was formed by way of an amalgamation under the name McAdam Resources, Inc. in the Province of Ontario on December 1, 1988 and subsequently extra provincially registered in British Columbia on February 2, 1989. The company changed its name to Boulder Mining Corporation on May 9, 1995 in Ontario and on September 25, 1996 in British Columbia. The company continued into British Columbia on January 2, 2007 and concurrently changed its name to Opal Energy Corp. The company changed its name to Versus Systems Inc. on June 30, 2016, and concurrently ceased or divested its mining related business and began operating its current software platform business. The company operates through its majority-owned subsidiary, Versus LLC, a Nevada limited liability company that was organized on August 21, 2013. The principal executive offices in Canada are located at 1558 Hastings Street, Vancouver, British Columbia V6G 3J4 Canada, and the telephone number is (604) 639-4457. The company’s principal executive offices in the United States are located at 6701 Center Drive West, Suite 480, Los Angeles, CA 90045, and the telephone number at that address is (424) 226-8588. Our website address is www.versussystems.com.

In accordance with Form 51-102F1, the following Management’s Discussion & Analysis (“MD&A”) provides a review of activities, results of operations and financial condition of the Company for the three months ended March 31, 2021. The following discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

Forward-Looking Statements

Except for statements of historical fact, this MD&A contains certain “forward-looking information” within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. In particular, forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events and is subject to certain risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, performance or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking statements include, but are not limited to: limited operating history; regulatory risks; changes in laws, regulations and guidelines; failure to retain existing users or add new users; reliance on management and key personnel lack of demand; competition; rapid technological change; online commerce security risks; and the other factors described herein under “Risks and Uncertainties” as well as in our public filings available at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Forward-Looking Statements (continued)

The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. We undertake no duty to update any of the forward-looking information to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Non-Controlling Interest in Versus LLC

As at December 31, 2018, the Company held a 41.3% ownership interest in Versus LLC, a privately held limited liability company organized under the laws of the state of Nevada. The company consolidates Versus LLC as a result of having full control over the voting shares. Versus LLC is a technology company that is developing a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players.

On May 21, 2019, the Company acquired an additional 25.2% interest in Versus LLC in exchange for 574,009 common shares of the Company and 287,005 share purchase warrants that are exercisable at $3.20 per share until June 30, 2019. The common shares and the share purchase warrants were determined to have a fair value of $1,882,749 and $156,389, respectively. As a result, the Company increased its ownership interest to 66.5% and recorded the excess purchase price over net identifiable liabilities of $4,644,719 against reserves. The effect on non-controlling interest was a reduction of $2,605,582.

On June 21, 2019, the Company acquired an additional 0.3% interest in Versus LLC in exchange for 2,825 common shares of the Company and 1,412 share purchase warrants that are exercisable at $3.20 per share until June 30, 2019. The common shares and the share purchase warrants were determined to have a fair value of $9,263 and $3,389, respectively. As a result, the Company increased its ownership interest to 66.8% and recorded the excess purchase price over net identifiable assets of $34,714 against reserves. The effect on non-controlling interest was a reduction of $22,061.

About Versus LLC

Versus is a limited liability company organized under the laws of the state of Nevada and headquartered in Los Angeles, California.

Versus offers a business-to-business software platform that allows video game publishers and developers, as well as other interactive media content creators, to offer in-game prizing and rewards, based on the completion of in-content challenges. The prizes available are specific to each player based on a variety of characteristics, including age, location, game played, and challenged played. Versus’ platform facilitates several types of single player prize challenges that includes a wide range of prize types including, coupons, sweepstakes-style prizes, Consumer Packaged Goods (CPG), and Downloadable Content (DLC). The company sells the opportunity to place in-game prizes to advertisers who wish to place product in-game, sharing a certain portion of the gross receipts with the content and game owners. Its current agreements range from 50% to 60% of revenue being shared with the publisher/developers, with the remaining 50% to 40% of gross receipts belonging to Versus.

The company believes its platform is mutually-beneficial across three targets. Content providers gain increased interaction with their media experience. Brands see a prolonged increase of interest from players and consumers viewing their goods as a positive win rather than a distraction from content. Players and consumers want to interact with content that provides access to these wins, increasing the value of the content as a supplier of opportunities, of the brands as prizes, and of the experience itself as an interactive and desirable challenge.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

About Versus LLC (continued)

The company’s platform allows consumers to become active ad participants seeking a claim to placed brands as victories won through interactions with a variety of media experiences. Users are no longer “just” winning a game or streaming their favorite film. These interactions now bestow bragging rights that extend past the media’s original purpose, resulting in winning real world goods and gaining access to experiences.

While Versus is in negotiations with a number of video game publisher/developers, the Versus platform is currently available in HP’s Omen Command Center, Ludare Games Group’s Men-in-Black, and GameCake’s Emoji Charades. At present Versus has generated limited revenue from operations.

Versus-enabled game play is currently available in the United States, China, and Canada. Versus intends to expand into Europe and Asia, according to the release schedules of the prospective Versus developer/publisher partners. As Versus will be integrated directly into the developers’ and publishers’ video games, the majority of the marketing spend/customer acquisition costs will be borne by the publisher developers when they release their games.

Overview of the Industry

According to a Newzoo 2020 Global Games Report, the video game industry is over a $159.3-billion-dollar market, and has seen enormous change in the last ten years.

The way games are run has changed significantly in only ten years, from both an organizational and a business perspective, regardless of platform. When added to the ongoing global alignment of distribution channels, franchises and business models, it becomes clear that this is more than several individual trends happening simultaneously. Ultimately, the consumer has determined the pace of change. No other form of entertainment or media gives as much power to the consumer as games. Today, not only do games empower people to actively participate, but they also allow them to enjoy their passion for gaming in ways that suit any mood, interest, lifestyle, location and budget. Almost any new game includes competitive modes that could lead to a professional e-sports scene, including live events, pro-gamer heroes, and teams with millions of fans.

There are multiple games that have over one million daily active users, including several competitive multiplayer games that have developed their own professional electronic sports (“e-sports”) communities. These e-sports competitions regularly draw spectators, both in-person and online, in the millions. The 2015 world championships of Defense of the Ancients (“DOTA”), a multiplayer online battle arena modification for the video game “Warcraft III” and its expansions, were held at Madison Square Garden in New York, and more people watched the 2015 League of Legends world championship online than watched all of the 2015 Stanley Cup Finals combined. ESPN Inc. and its affiliates now carry news of major e-sports events.

On the other hand, since the introduction of ad-funded television in the middle of the 20th century and continuing through the present day, most advertising inventory has been transacted based on a rate card. Publishers, content owners and their agents set a price for their inventory, and buyers place an order to purchase that inventory. Similar to how the equities and commodities markets have transitioned from paper transactions on trading floors to electronic trading, media advertising is transitioning from manual to programmatic.

Several trends happening in parallel are revolutionizing the way that media advertising is bought and sold. The rise of the Internet has led to wholesale changes in the way media is consumed and monetized, as ads can be digitally delivered on a one-to-one basis. In traditional methods of advertising, such as broadcast TV, ads can target a specific network, program or geography, but not a single household or individual as digital ads can.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Overview of the Industry (continued)

The company believes some of the key industry trends that are relevant to its business and that may cause its reported financial information to not necessarily be indicative of future operating results or financial conditions are as follows:

Media is Becoming Digital. Media is increasingly becoming digital as a result of advances in technology and changes in consumer behavior. This shift has enabled unprecedented options for advertisers to target and measure their advertising campaigns across nearly every media channel and device. The digital advertising market is a significant and growing part of the total advertising market. According to Magna, a leading global provider of market intelligence, global advertising spend was approximately $569 billion in 2020 and is expected to grow to $730 billion in 2025, a compound annual growth rate of 5.1%. Also, according to Magna, the compound annual growth rates between the years 2022 and 2025 for digital-out-of-home (DOOH) will be 14%, mobile advertising will be 12% and video 11%. The company believes the market is evolving and that advertisers will shift more spend to digital media. Since media is becoming increasingly digital, decisions based on consumer and behavioral data are more prevalent.

Fragmentation of Audience. As digital media grows, audience fragmentation is accelerating. A growing “long tail” of websites and content presents a challenge for advertisers trying to reach a large audience. Mirroring the fragmentation occurring in content, the number of devices used by individual consumers has increased. Both of these fragmentation trends are opportunities for technology companies that can consolidate and simplify media buying options for advertisers and their agencies.

Shift to Programmatic Advertising. The company believes the advertising industry is in the early stages of a shift to programmatic advertising, which is the ability to buy and sell advertising inventory electronically. Initially available for digital display advertising and transacted through real-time bidding platforms, programmatic advertising has evolved and is increasingly being used to transact across a wide range of advertising inventory, including display, mobile, video and audio among other inventory types.

Increased Use of Data. Advances in software and hardware and the growing use of the Internet have made it possible to collect and rapidly process massive amounts of user data. Data vendors are able to collect user information across a wide range of Internet properties and connected devices, aggregate it and combine it with other data sources. This data is then made non-identifiable and available within seconds based on specific parameters and attributes. Advertisers can integrate this targeting data with their own or an agency’s proprietary data relating to client attributes, the advertisers’ own store locations and other related characteristics. Through the use of these data sources, together with real-time feedback on consumer reactions to the ads, programmatic advertising increases the value of impressions for advertisers, inventory owners and viewers who receive more relevant ads.

Driven by these industry trends, programmatic advertising is expected to grow from $44 billion during 2019 to $75 billion by 2023, according to Magna Global. Versus believes that programmatic advertising will continue to grow as more content providers, content distributors and advertisers are able to realize its benefits. In addition, the company expects that programmatic advertising will help grow the overall advertising market by enabling more advertisers to deploy more spend across a broader range of inventory channels. The company believes the enormous game industry and the industry trends in adversity present us excellent opportunities to further expand its platform, which smartly combines advertising into video games and other media sources.

Growth Strategy and Future Roadmap

While other forms of advertising technology focus mostly upon increasing monetization only for the advertiser, Versus believes it can change the universe of beneficiaries significantly. The Versus approach creates simultaneous wins for content providers, brands and consumers. Today’s audiences not only seek engagement, but are also consummate purveyors of media, with no shortage of content choice. Versus recognizes that keeping engagement high is the key to changing the negative association of traditional media advertising. By creating a prizing opportunity, brand introductions mean a chance to win rather than switching to another tab, source or device while waiting for selected content to return.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Growth Strategy and Future Roadmap (continued)

The Company’s growth strategy can really be summarized into three areas: grow the audience, grow the prize provider pool, and then constantly iterate and improve.

The key elements of the long-term growth strategy include:

●	Increase Applications and Verticals. To grow the user base, the company will seek to increase the number of games, applications and content providers that have integrated our platform across an increasing number of industries. Part of that process will involve making its platform easier to integrate into the wide variety of media, which the company is doing, but the rest is putting its value proposition in front of a larger group of game and app developers. Integrating into new categories and industries allows Versus a greater pool of potential applications with which to integrate, and therefore a greater pool of potential users. The company intends to focus on gaming, streaming media, and health & wellness applications, but may seek to expand to other verticals as opportunities arise. The company believes this will significantly grow its user base.

●	Integrate into More Devices and Software Languages. The platform is currently available in applications running on laptops and desktops, as well as in mobile devices powered by iOS and Android operating systems through a series of software development kits (SDKs) which the company has created. Versus strives to make its rewards platform available to, and compatible with, all kinds of devices. The current engineering roadmap includes additional support for the tens of millions of console gaming systems like the new Xbox and PlayStation consoles. The company is also developing features for a number of wearable devices that are in the marketplace, which it believes will increase its user base in the health & wellness vertical.

●	Develop a Global Reach. The United States is one of the world’s largest gaming markets, with nearly $37 billion in annual revenue according to a Newzoo 2020 Global Games Report. The company intends to deepen its penetration of the U.S. market. However, the company believes there is significant opportunity for expansion of its offerings into the rest of the world, starting with Asia and Europe. In August 2020, its platform became available for the first time in China, and Versus plans to expand in Asia and move into Europe in 2021. Because the platform is built to optimize value for a player based on his or her location, the company believes it is uniquely positioned to offer location-specific rewards and prizes for players all over the world. As Versus moves into new geographies, it believes it will gain new players and new brands and prize providers that can offer real, local value.

●	Add More Prizing Partners. Increasing the number of prize providers - the largest growth area for the company - and the one that will be the most lucrative - is at the center of its growth strategy. It has built out a sales team and is adding both salespeople and sales assets to pursue both agencies and individual vendors who may want to use the platform to promote their businesses. At the same time, the company is also working to make its tools easier for prizing partners to use - including building functionality for businesses that use e-commerce platforms such as the Shopify platform, and for others who want to self-direct their prizing campaigns.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Growth Strategy and Future Roadmap (continued)

●

Constantly Improve Outcomes. The company is dedicated to improving the quality of the outcomes for its partners. The company has developed a number of tools to evaluate the efficacy of each advertising campaign, and part of its value to its brand partners is providing them with anonymized but actionable information on each of their campaigns on our platform. The company’s analytics are focused on response rates, transaction rates, customer acquisition cost, and many other aspects of the step-by-step funnel from activation to registration, all the way through to lifetime customer value. Versus is continually review outcomes and if there is a way to improve the transaction rate - to get winners, players or viewers to engage with its brand partners while retaining its core goal of making the media more fun then it will make the necessary changes to improve those outcomes. This core tenet of the company’s approach requires dedication to research, player and user outreach, surveys, and constant design improvements. The company believes this strategy will produce yields in loyalty, affinity and Return on Ad Spend (ROAS) for its partners, which will drive future growth.

Grow Revenues and Market Share. The company is always looking for opportunities to grow through selective acquisitions and while much of its current roadmap is devoted to organic growth, the company is also aware of a number of potential partnerships through which it may gain market share through inorganic growth via selective acquisition. Performance marketing is a growing field, as is interactive media advertising, and there may be opportunities to grow the company’s sales team, its service offerings or its reach through acquisition

Recent Business Developments and Milestones

Strategic Partnership with Frias Agency

On March 5, 2021, Versus entered into a Strategic Cooperation Agreement with Frias Agency pursuant to which its technology platform may be offered to clients of Frias, such as Corona, Cerveza Modelo, Cerveza Pacifico, Crush, Kim Crawford, Meiomi, Blue Chair Bay, and Casa Noble. Frias also works with major athletes like Canelo Alvarez and sports promoters like Matchroom Boxing and Premier Boxing Champions. The Versus partnership with Frias expects to extend prizing into live sporting events starting Summer 2021 for soccer, boxing, wrestling and MMA, as well as live music festivals and tours.

Master Services Agreement with Xcite Interactive

On February 17, 2021, Versus entered into a Master Services Agreement with Xcite Interactive pursuant to which its prizing platform will be added to the Xeo Platform, a second-screen engagement tool used by producers of live events such as the NFL, NBA, NHL, ML, and NCAA, as well as the Olympics, the World Cup, X-Games, Formula1 and corporate events around the world, to incentivize audiences to play live predictive, polling and trivia games, either at-home, in-stadium or in-venue, before or during the live event.

BTC Studios Integration Agreement for European Games Developer

On October 14, 2020, Versus entered into an agreement with BTC Studios, a European games developer and publisher focused on family-friendly mobile games, to bring our proprietary in-app rewards technology to BTC’s free-to-play and family-friendly puzzle game, “Taffy: Feed The Kitty.”

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Recent Business Developments and Milestones (continued)

China Launch with HP OMEN and Pavilion

On August 24, 2020, Versus launched its platform in China. It is available as OMEN Rewards on HP’s OMEN and Pavilion computers.

ePlay Digital Health and Wellness Application

On August 10, 2020, Versus announced an agreement with ePlay Digital to bring its proprietary in-app rewards technology to ePlay’s health and wellness applications and platforms. With ePlay, the company expands into the global wellness market, valued at over $4 trillion according to the Global Wellness Institute. ePlay’s catalog of health, wellness and personal improvement applications further diversifies the company’s content offerings for reward partners in video content platforms and lifestyle mobile applications.

Animoca Brands

On April 9, 2020, Versus announced an agreement with Animoca Brands to bring its proprietary in-game rewards technology to mobile games developed by Animoca Brands. Versus is currently working with Animoca Brands to integrate real-world rewards into its mobile properties. The company has already negotiated a share swap and investment program, announced in August 2019, and have continued to expand upon that relationship in 2020. Animoca Brands leverages gamification, blockchain and artificial intelligence technologies to develop and publish a broad portfolio of mobile products. Animoca Brands has operations in Hong Kong, Canada, Finland and Argentina.

iClick Interactive Agreement

On December 9, 2019, Versus entered into a commission sales agreement with iClick Interactive to collaborate and bring its technology to iClick’s customer base in China. iClick is an independent online marketing and enterprise data solution provider in China that expertly connects brands to consumers in China with omnichannel, integrated, cross-platform and cross-screen advertising, leveraging its over 800 million Chinese consumers’ dataset. As discussed above, Versus first launched its platform in China in August 2020 and is currently testing that platform for technical, business and user interface and design issues.

Men in Black Launch:

On November 6th, 2019, Ludare Games Group announced that a new in-game rewards feature powered by Winfinite is now live via an update to “Men in Black: Global Invasion,” a location-based, augmented reality game based on the Men in Black film franchise.

HP Omen Rewards Launch

In March 2019, Versus LLC entered into a Software License, Marketing and Linking Agreement with HP (the “HP Agreement”) to provide for, among other matters, the agreement of HP to include a customized HP-branded version of our in-game prizing and rewards platform as a pre-installed software program in all of HP’s OMEN and Pavilion brand personal computers that are sold throughout the world.

Emoji Charades Launch

On March 21, 2019, Versus announced that its partner GameCake, developer and publisher of Emoji Charades, launched prizing through Versus’ WINFINITE platform. Multiple in-game promotions are now available to winning players.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Recent Business Developments and Milestones (continued)

U.S. Patent Filings

Versus has filed multiple patent claims with the U.S. Patent and Trademark Office to expand upon its existing portfolio of prizing, promotion and financial technologies that enable brands to reach the rapidly growing competitive gaming audience of players, spectators and broadcasters.

The Versus patent claims, extending and expanding on claims filed in the United States in 2014 and internationally through the patent co-operation treaty in 2015, describe a system that seeks to match competitive game players and spectators with prizing from their favourite brands through a unique conditional prize matching system.

On March 14th, 2019, Versus announced that, pursuant to a Versus filing made in 2015, the U.S. Patent and Trademark Office (USPTO) has issued U.S. Patent No. 10,242,538, titled “Systems and Methods for Creating and Maintaining Real Money Tournaments for Video Games.”

The issued patent protects a number of proprietary systems and methods for awarding real money, physical goods, digital currencies, and downloadable content to players inside video games and other interactive media. Versus uses these patented technologies within their WINFINITE prizing platform, allowing players to play for real-world prizes inside their favorite games.

This granted patent:

●	protects the subject systems and methods until 2035;

●	covers claims around player identification and verification;

●	covers technologies to determine prize eligibility for matches, tournaments, and sweepstakes based on a player’s age, location, and other characteristics; and

●	describes how the system can award multiple prize types to players that meet a variety of win conditions or achievements in-game.

Developers and publishers that partner with Versus to use the WINFINITE platform will have access to the full suite of protected claims that address legal and regulatory compliance dynamically across federal, state, and local law - allowing content partners to place prizes in-game, or in-app for their players to earn as they play.

Overall Performance and Results of Operations

Three Month Period Ended March 31, 2021

During the three month period ended March 31, 2021 (the “Current Quarter”), the Company incurred a loss for the period of $3,594,663 compared to $2,568,724 for the three month period ended March 31, 2020 (the “Comparative Quarter”). Operating expenses for the Current Quarter were $3,487,573 compared to $2,482,594 for the Comparative Quarter which represented an overall increase of the loss of $1,004,979 or 40%. The increase can be attributed to an increase of $666,102 in professional fees and $604,360 in salaries and wages as the Company completed a public offering in January 2021 which resulted in additional employees, accountants and professionals needed to complete the filings.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Summary of Quarterly Results

The following table sets out selected unaudited financial information for the eight most recent quarters. The financial data has been prepared in accordance with IFRS.

Three Months Ended	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
	($)	($)	($)	($)
Sales	421	495,785	756,298	612,366
Loss from Operations	(3,487,573)	(2,222,135)	(1,427,525)	(2,241,162)
Loss attributable to shareholders	(3,341,285)	(2,099,468)	(1,367,377)	(2,565,322)
Loss attributable to non-controlling interest	(253,378)	(138,694)	(264,751)	(266,824)
Loss for the period	(3,594,663)	(2,238,162)	(1,632,128)	(2,832,146)
Basic and Diluted Loss per Share	(0.31)	(0.21)	(0.15)	(0.28)

Three Months Ended	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
	($)	($)		($)
Sales	260	10,498	-	431,825
Loss from Operations	(2,482,594)	(1,911,673)	(3,697,162)	(1,590,253)
Loss attributable to shareholders	(1,716,408)	(2,950,791)	(1,918,760)	(843,394)
Loss attributable to non-controlling interest	(852,316)	975,183	(1,848,149)	(811,686)
Loss for the period	(2,568,724)	(1,975,608)	(3,766,909)	(1,655,080)
Basic and Diluted Loss per Share	(0.20)	(0.35)	(0.24)	(0.13)

Note 1:	There were no material variations in the results of the Company over the prior eight reporting periods with the exception of the following:

a)	During the three-month period ended March 31, 2021 the loss for the period increased due to an increase in professional services and salaries and wages as a result of the Company completing their public offering.

b)	During the three-month period ended December 31, 2020 the loss period increased due to higher salaries attributed to a smaller credit from the government loan and increase in employees.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Summary of Quarterly Results (continued)

c)	During the three-month period ended September 30, 2020 the loss for the period decreased due to an offset to payroll and wages as a result of forgiveness expected to be received on our government loan.

d)	During the three-month period ended June 30, 2020 the loss for the period increased due to an increase in personnel and personnel related charges along with a loss from the sale of an investment.

e)	During three-month period ended March 31, 2020 the loss for the period increased due to a decrease of revenue and an increase of foreign exchange.

f)	During the three-month period ended September 30, 2019, the loss was increased due to an increase in salary and wages as the Company looked to expand revenue generating opportunities.

Liquidity and Capital Resources

The Company had cash of $14,023,971 and working capital of $11,633,286 as at March 31, 2021, compared to a cash position of $2,965,957 and working capital deficit of $1,031,378 as at December 31, 2020. The increase in the Company’s cash position and working capital was related to net proceeds of $11,976,646 raised in our public offering and $2,784,805 raised from the exercise of warrants for the three months ended March 31, 2021.

Financing activities

During the three months ended March 31, 2021, the Company:

i)	issued, 1,472,000 units at a price of USD $7.50 USD per unit per unit for total proceeds of USD $11,040,000. Each unit consisted of one common share, one Unit A warrant and one Unit B warrant, Unit A warrants allow the purchaser to purchase one common share at USD $7.50 per share until January 20, 2026. Unit B warrants allow the purchaser to purchase one common share at USD $7.50 per share until January 20, 2026. In connection with the offering, the Company incurred $2,004,112 in issuance costs as part of the transaction.

ii)	issued, 668,635 common shares pursuant to exercise of 645,961 warrants and 22,674 stock options for total proceeds of $2,799,805.

iii)	issued, 215,341 shares of common stock in exchange for the forgiveness of $2,044,378 of debt and accrued interest.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Liquidity and Capital Resources (continued)

During the year ended December 31, 2020, the Company:

i)	issued, 150,000 units at a price of $4.00 per unit for total proceeds of $600,000. Each unit consisted of one common share and a one-half share purchase warrant for each share purchased. Each whole warrant entitles the holder to purchase one additional common share at a price of $6.40 until February 17, 2021.

ii)	issued, 172,532 units at a price of $4.00 per unit for total proceeds of $690,125. Each unit consisted of one common share and one share purchase warrant for each share purchased. Each warrant entitles the holder to purchase one additional common share at a price of $6.40 until July 17, 2022.

iii)	issued, 625,000 units at a price of $4.00 per unit for total proceeds of $2,500,000. Each unit consisted of one common share and a one-half share purchase warrant for each share purchased. Each whole warrant entitles the holder to purchase one additional common share at a price of $6.40 until November 17, 2022.

iv)	entered into a Mutual Investment Agreement with Animoca Brands Inc. (Animoca) in which the Company issued 181,547 shares of the Company’s common stock with a value of $698,557 in exchange for 4,327,431 shares of Animoca common stock. On the same date, the Company issued an additional 89,088 shares of the Company’s common stock with a value of $349,225 to Animoca in exchange for marketing services. The Company subsequently sold all of its shares of Animoca and recognized a loss of $508,050.

v)	issued, 172,532 units at a price of $4.00 per unit for total proceeds of $690,125. Each unit consisted of one common share and one share purchase warrant for each share purchased. Each warrant entitles the holder to purchase one additional common share at a price of $6.40 until July 17, 2022.

During the three month period ended March 31, 2021, the Company exchanged 215,341 shares of common stock in exchange for a principal reduction of debt in the amount of $1,879,577 and $164,801 of accrued interest. In addition, the Company repaid $529,300 of principal. As at March 31, 2021, the Company had recorded $110,978 in accrued interest which was included in accounts payable and accrued liabilities.

During the year ended December 31, 2020, the Company issued unsecured notes payable for total proceeds of $1,261,254 from director and officers of the Company who are also shareholders. The loans bear interest at the prime rate which was 2.45% to 3.95% per annum at December 31, 2020, compounded annually and payable quarterly, and had a maturity date of three years from the date of issuance.

In May 2020, the Company received loan proceeds in the aggregate amount of $829,937 (USD$610,247) under the Paycheck Protection Program (“PPP”). The PPP, established as part of the CARES Act within the United States of America in response to the COVID-19 pandemic, provides for loans to qualifying businesses. A portion of the loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries. No collateral or guarantees were provided in connection with the PPP loans.

The unforgiven portion of the PPP loans is payable over two years at an interest rate of 1%, with a deferral of payments for the first nine months. The Company used the proceeds for purposes consistent with the PPP. For the year ended December 31, 2020 the Company had incurred eligible payroll cost of $829,937 which were fully offset against the loan balance. Of the total loan balance, $228,269 was applied towards payroll cost capitalized as intangible assets.

Page | 12

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Selected Annual Information

The following table sets out selected financial information for the Company for each of the fiscal years ended December 31, 2020, 2019 and 2018. The selected annual information should only be read in conjunction with the Company’s audited annual financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 including the notes thereto.

Statement of Operations, Comprehensive Loss and Deficit Data:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
	($)	($)	($)
Revenue	1,864,709	664,922	1,620
Other income	(18,634)	-	1,219
Loss from operations	(8,373,414)	(9,370,157)	(9,248,487)
Loss and comprehensive loss	(9,271,160)	(9,627,605)	(9,373,171)
Loss per share, basic and diluted	(0.84)	(0.98)	(0.86)

Balance Sheet Data:

	As at December 31, 2020	As at December 31, 2019	As at December 31, 2018
	($)	($)	($)
Current Assets	4,110,863	171,612	101,150
Total Assets	7,133,013	4,042,354	3,679,140
Current Liabilities	5,142,241	1,303,778	1,035,744
Long Term Debt	3,468,154	5,608,794	3,478,956
Non-Controlling Interest (Deficit)	(7,547,035)	(6,024,450)	(5,893,609)
Shareholders’ Equity (Deficiency)	(1,477,382)	(2,870,218)	3,679,140

Page | 13

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Transactions with Related Parties

The following summarizes the Company’s related party transactions, not disclosed elsewhere in these condensed interim consolidated financial statements, during the three months ended March 31, 2021 and 2020. Key management personnel includes the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and certain directors and officers and companies controlled or significantly influenced by them.

Key Management Personnel

	2021	2020
	($)	($)
Short-term employee benefits paid or accrued to the CEO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	77,278	127,334
Short-term employee benefits paid or accrued to the CFO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	85,425	87,477
Short-term employee benefits paid or accrued to a member of the advisory board of the Company, including share-based compensation vested for incentive stock options and performance warrants.	66,363	20,736
Short-term employee benefits paid or accrued to the Vice President of Engineering of the Company, including share-based compensation vested for incentive stock options and performance warrants.	93,775	99,046
Short-term employee benefits paid or accrued to certain directors and officers of the Company, including share-based compensation vested for incentive stock options and performance warrants.	105,842	73,793

Total	428,683	408,386

Other Related Party Payments

	2021	2020
	($)	($)
Office sharing and occupancy costs paid or accrued to a corporation which David Hughes, former CFO of the Company, is a director.	21,000	21,000

Total	21,000	21,000

Page | 14

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Transactions with Related Parties (continued)

Amounts Outstanding

a)	At March 31, 2021, a total of $205,154 (December 31, 2020 - $757,265) was included in accounts payable and accrued liabilities owing to officers, directors, or companies controlled by them. These amounts are unsecured and non-interest bearing.

b)	At March 31, 2021, a total of $3,665,210 (December 31, 2020 - $6,220,254) of long term notes was payable to a director and the CEO of the Company.

Disclosure of Outstanding Share Data

An unlimited number of common shares without par value and 5,057 Class “A” shares, Series 1. The Class “A” shares, Series 1 are non-voting and are convertible into common shares at any time on the basis of 6.67 common shares for each Class “A” Series I share held.

Shares Issued and Outstanding

As at March 31, 2021, there are 13,089,562 common shares and 5,057 Class “A” shares, Series 1 issued and outstanding.

Performance Warrants

As at March 31, 2021, there are 375,250 performance warrants outstanding at $4.00 per share until June 30, 2021. They are subject to vesting provisions based on the earlier of performance and time.

Warrants

As at the Report Date, there are share purchase warrants outstanding as follows:

Expiry Date	Warrants Outstanding	Exercise Price
		($)
July 26, 2021	826,710	5.60
August 9, 2021	225,341	5.60
January 20, 2022	1,666,008	9.68
March 17, 2022	356,250	6.40
July 17, 2022	172,531	6.40
November 17, 2022	612,500	6.40
January 20, 2026	215,341	9.68
January 20, 2026	1,472,000	9.68
	5,546,681	8.23

Page | 15

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Disclosure of Outstanding Share Data (continued)

Stock Options

As at the Report Date, there are stock options outstanding as follows:

Expiry Date	Options Outstanding	Exercise Price
		($)
July 13, 2021	221,032	4.32
March 17, 2022	13,063	6.96
May 18, 2022	5,750	7.84
September 14, 2022	74,156	5.44
June 6, 2023	14,063	7.36
September 4, 2023	12,813	3.92
April 2, 2024	108,125	3.36
June 27, 2024	6,250	3.36
September 27, 2024	312,500	6.00
October 22, 2024	12,500	5.28
July 31, 2025	171,116	4.00
July 24, 2025	261,470	4.00
August 10, 2025	12,500	4.00
November 19, 2025	25,000	6.00
	1,250,338	4.72

Escrow

As at the Report Date, 313 common shares (December 31, 2020 – 313) of the Company are held in escrow due to misplaced share certificates originally issued to three individual shares. Pursuant to an escrow shareholders agreement dated June 30, 2016, 776,987 common shares will be held in escrow. A total of 10% of the shares were released on June 30, 2016, and the remainder will be released in equal tranches of 15% every nine months thereafter. As at December 31, 2020, there were no common shares remaining in escrow.

Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Page | 16

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Lease Obligations and Commitments

$
Lease liabilities recognized as of January 1, 2020	1,122,400
Lease payments made	(409,819)
Interest expense on lease liabilities	80,637
Foreign exchange adjustment	39,767
Lease liabilities recognized as of January 1, 2021	832,985
Lease payments made	(98,753)
Interest expense on lease liabilities	14,839
Foreign exchange adjustment	(6,750)
742,321
Less: current portion	(249,290)
At March 31, 2021	493,031

On August 1, 2015, the Company entered into a cost sharing arrangement agreement for the provision of office space and various administrative services. In May of 2018, the Company extended the cost sharing arrangement to July of 2022 at a monthly fee of $7,000 plus GST per month.

Year	Amount
($)
2022	28,000

On September 6, 2017, the Company entered into a rental agreement for office space in Los Angeles, USA. Under the terms of the agreement the Company will pay US$17,324 per month commencing on October 1, 2017 until June 30, 2023.

Year	Amount
(US$)
2021 (remaining)	189,970
2022	260,185
2023	131,576

Subsequent Events

i)	From March 31, 2021 to May 17, 2021, the Company’s warrant and option holders had exercised 188,304 warrants and options at an average exercise price of $4.04 per share for total proceeds of $760,743.

ii)	On May 12, 2021, the Company entered into a definitive agreement with Xcite Interactive to acquire 100% of Xcite’s capital stock. The definitive agreement calls for the Company to purchase 100% of Xcite for USD $19 million in Versus stock less a net working capital adjustment and a $2.25M retention pool for Xcite employees. Xcite will be a wholly-owned subsidiary of Versus Systems.

Page | 17

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

New standards, amendments and interpretations to existing standards adopted by the Company

No new standards were adopted in the current quarter.

Financial Instruments and Risk Management

Financial risk management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, GST receivable, restricted deposit, accounts payable and accrued liabilities and notes payable.

The fair value of cash, GST receivable, accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments. The fair value of notes payable approximates its book value as it was discounted using a market rate of interest.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its payment obligations. The Company has no material counterparties to its financial instruments with the exception of the financial institutions which hold its cash. The Company manages its credit risk by ensuring that its cash is placed with a major financial institution with strong investment grade ratings by a primary ratings agency. The Company’s receivables consist of goods and services tax due from the government.

Financial instrument risk exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Liquidity risk

The Company’s cash is invested in business accounts which are available on demand, The Company has a working capital of $11,633,285 as at March 31, 2021. Accordingly, the Company is exposed to liquidity risk.

Interest rate risk

The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. Interest rate risk is minimal as the Company does not have significant interest bearing assets or any variable interest bearing liabilities that are tied into market rates.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company operates in Canada and the United States.

Page | 18

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Financial Instruments and Risk Management (continued)

The Company was exposed to the following foreign currency risk as at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
	(US$)	(US$)
Cash	10,992,283	86,800
Lease Obligations	(681,948)	(741,868)
Accounts payable and accrued liabilities	(714,782)	(1,092,402)
	9,595,553	(1,747,470)

As at March 31, 2021, with other variables unchanged, a +/- 10% change in the United States dollar to Canadian dollar exchange rate would impact the Company’s net loss by $1,209,000 (December 31, 2020 - $220,000).

Management’s Responsibility for Financial Statements

The Company’s management is responsible for the preparation and presentation of the consolidated financial statements and the MD&A. The consolidated financial statements have been prepared in accordance with IFRS. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators.

Management of Capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company. Capital consists of total shareholders’ equity (deficiency), less amounts accumulated in shareholders’ equity (deficiency) related to share-based payments to employees and consultants. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company is not subject to any externally imposed capital requirements.

The Company remains dependent on external financing to fund its activities. In order to sustain its operations, the Company will spend its existing cash on hand and raise additional amounts as needed until the business generates sufficient revenues to be self-sustaining. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to maximize ongoing corporate development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury invested in certificates of deposit with major financial institutions.

There have been no changes to the Company’s approach to capital management during the three months ended March 31, 2021.

Page | 19

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties

Versus is publicly traded development stage company in the technology sector and, as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. Some of the possible risks include, but are not limited to, the following:

Risks Related to the Company’s Business

The company has a relatively limited operating history and limited revenues to date and thus are subject to risks of business development and you have no basis on which to evaluate our ability to achieve our business objective.

Because the company has a relatively limited operating history and limited revenues to date, investors should consider and evaluate the company’s operating prospects in light of the risks and uncertainties frequently encountered by early-stage operating companies in rapidly evolving markets. These risks include:

●	that Versus may not have sufficient capital to achieve the company’s growth strategy;

●	that Versus may not develop the company’s product and service offerings in a manner that enables it to be profitable and meet the company’s customers’ requirements;

●	that the company’s growth strategy may not be successful; and

●	that fluctuations in the company’s operating results will be significant relative to the company’s revenues.

The company’s future growth will depend substantially on the company’s ability to address these and the other risks described in this section. If the company does not successfully address these risks, the company’s business could be significantly harmed. To date, the company has had minimal revenues. Even if Versus does achieve profitability, the company cannot predict the level of such profitability. If the company sustains losses over an extended period of time, the company may be unable to continue the company’s business.

Risks and Uncertainties

Future acquisitions or strategic investments could disrupt the company’s business and harm the company’s business, results of operations or financial condition.

The company may in the future explore potential acquisitions of companies or strategic investments to strengthen the company’s business. Even if the company identifies an appropriate acquisition candidate, the company may not be successful in negotiating the terms or financing of the acquisition, and the company’s due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business.

Acquisitions involve numerous risks, any of which could harm the company’s business, including:

●	straining the company’s financial resources to acquire a company;

●	anticipated benefits may not materialize as rapidly as the company expect, or at all;

●	diversion of management time and focus from operating the company’s business to address acquisition integration challenges;

●	retention of employees from the acquired company;

●	cultural challenges associated with integrating employees from the acquired company into the company’s organization;

●	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

Page | 20

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

●	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies; and

●	litigation or other claims in connection with the acquired company, including claims from terminated employees, former shareholders or other third parties.

Failure to appropriately mitigate these risks or other issues related to such strategic investments and acquisitions could result in reducing or completely eliminating any anticipated benefits of transactions, and harm the company’s business generally. Future acquisitions could also result in dilutive issuances of the company’s equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the impairment of goodwill, any of which could have a material adverse effect on the company’s business, results of operations or financial condition.

The company may require additional funding for the company’s growth plans, and such funding may result in a dilution to investors.

The company attempted to estimate the company’s funding requirements in order to implement the company’s growth plans. If the costs of implementing such plans should exceed these estimates significantly or if the company come across opportunities to grow through expansion plans that cannot be predicted at this time, and the company’s funds generated from the company’s operations prove insufficient for such purposes, the company may need to raise additional funds to meet these funding requirements.

These additional funds may be raised by issuing equity or debt securities or by borrowing from banks or other resources. The company cannot assure investors that the company will be able to obtain any additional financing on terms that are acceptable to the company, or at all. If the company fails to obtain additional financing on terms that are acceptable to the company, the company will not be able to implement such plans fully if at all. Such financing even if obtained, may be accompanied by conditions that limit the company’s ability to pay dividends or require the company to seek lenders’ consent for payment of dividends, or restrict the company’s freedom to operate the company’s business by requiring lender’s consent for certain corporate actions.

Further, if the company raise additional funds by way of a rights offering or through the issuance of new shares, any shareholders who are unable or unwilling to participate in such an additional round of fund raising may suffer dilution in their investment.

The company may not have sufficient capital to fund the company’s ongoing operations, effectively pursue the company’s strategy or sustain the company’s growth initiatives.

The company’s remaining liquidity and capital resources may not be sufficient to allow the company to fund the company’s ongoing operations, effectively pursue the company’s strategy or sustain the company’s growth initiatives. The report of the company’s independent registered public accountants on the company’s financial statements for the years ended December 31, 2019 and 2018 stated that the company’s negative cash flows from operations, inability to finance the company’s day-to-day operations through operations and expectation of further losses indicates that a material uncertainty exists that may cast significant doubt on the company’s ability to continue as a going concern. If the company requires additional capital resources, the company may seek such funds directly from third party sources; however, the company may not be able to obtain sufficient equity capital and/or debt financing from third parties to allow the company to fund the company’s expected ongoing operations or the company may not be able to obtain such equity capital or debt financing on acceptable terms or conditions. Factors affecting the availability of equity capital or debt financing to the company on acceptable terms and conditions include:

Page | 21

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

●	the company’s current and future financial results and position;

●	the collateral availability of the company’s otherwise unsecured assets;

●	the market’s, investors’ and lenders’ view of the company’s industry and products;

●	the perception in the equity and debt markets of the company’s ability to execute the company’s business plan or achieve the company’s operating results expectations; and

●	the price, volatility and trading volume and history of the company’s common shares.

If the company is unable to obtain the equity capital or debt financing necessary to fund the company’s ongoing operations, pursue the company’s strategy and sustain the company’s growth initiatives, the company may be forced to scale back the company’s operations or the company’s expansion initiatives, and the company’s business and operating results will be materially adversely affected.

Changes in the company’s relationships with the company’s most significant customer, HP, including the loss or reduction in business from HP, could have an adverse impact on the company.

For the years ended December 31, 2020, 2019 and 2018, one customer, HP, represented 99.9%, 99.9% and 99.8%, respectively, of the company’s total net revenues. Until such time, if ever, that the company are able to diversify the company’s customer base and add additional significant customers, the loss of HP as a customer would materially impair the company’s overall consolidated financial condition and the company’s consolidated results of operations. The company’s contractual relationships with customers, including HP, generally are terminable at will by the customers on short notice and do not require the customer to provide any minimum commitment. The company’s customers could choose to divert all or a portion of their business with the company to one of the company’s competitors, demand rate reductions for the company’s services, require the company to assume greater liability that increases the company’s costs, or develop their own prizing or rewards capabilities. Failure to retain the company’s existing customers or enter into relationships with new customers could materially impact the growth in the company’s business and the company’s ability to meet the company’s current and long-term financial forecasts.

The company’s operations are significantly dependent on changes in public and customer tastes and discretionary spending patterns. The company’s inability to successfully anticipate customer preferences or to gain popularity for games may negatively impact the company’s profitability.

The company’s success depends significantly on public and customer tastes and preferences, which can be unpredictable. If the company is unable to successfully anticipate customer preferences or increase the popularity of the games that have embedded at the company’s platform, the per capita revenue and overall customer expenditures may decrease, and thereby negatively impact the company’s profitability. In response to such developments, the company may need to increase the company’s marketing and product development efforts and expenditures, the company may also adjust the company’s product pricing, the company may modify the platform itself, or take other actions, which may further erode the company’s profit margins or otherwise adversely affect the company’s results of operations and financial condition. In particular, the company may need to expend considerable cost and effort in carrying out extensive research and development to assess the potential interest in the company’s platform and to remain abreast with continually evolving technology and trends.

While the company may incur significant expenditures of this nature, including in the future as the company continue to expand the company’s operations, there can be no assurance that any such expenditures or investments by the company will yield expected or commensurate returns or results, within a reasonable or anticipated time, or at all.

Page | 22

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

If the company cannot continue to develop, acquire, market and offer new products and services or enhancements to existing products and services that meet customer requirements, the company’s operating results could suffer.

The process of developing and acquiring new technology products and services and enhancing existing offerings is complex, costly and uncertain. If the company fail to anticipate customers’ rapidly changing needs and expectations, the company’s market share and results of operations could suffer. The company must make long-term investments, develop, acquire or obtain appropriate intellectual property and commit significant resources before knowing whether the company’s predictions will accurately reflect customer demand for the company’s products and services. If the company misjudges customer needs in the future, the company’s new products and services may not succeed and the company’s revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede the company’s ability to attract new customers, causing a decline in the company’s revenue or earnings.

The company make significant investments in new products and services that may not achieve expected returns.

The company have made and will continue to make significant investments in research, development and marketing for existing products, services and technologies, including developing new Software Development Kits (SDKs) for console gaming, wearables, smart TV systems, AR/VR, new feature sets for the company’s core products, and entirely new products and platforms that the company is developing for specific customers, as well as new technology or new applications of existing technology. Investments in new technology are speculative. Commercial success depends on many factors, including but not limited to innovativeness, developer support, and effective distribution and marketing. If customers do not perceive the company’s latest offerings as providing significant new functionality or other value, they may reduce their purchases of the company’s services or products, unfavorably affecting the company’s revenue and profits. The company may not achieve significant revenue from new product, service or distribution channel investments, or new applications of existing new product, service or distribution channel investments, for several years, if at all. New products and services may not be profitable, and even if they are profitable, operating margins for some new products and businesses may not be as high as the margins the company has experienced historically. Furthermore, developing new technologies is complex and can require long development and testing periods. Significant delays in new releases or significant problems in creating new products or offering new services could adversely affect the company’s revenue and profits.

If the company fails to retain existing users or add new users, the company’s results of operations and financial condition may be materially and adversely affected

The size of the company’s users’ level of engagement are critical to the company’s success. The company’s financial performance will be significantly determined by the company’s success in having the company’s products adding, retaining, and engaging active users. To the extent that the company’s active user growth rate slows, the company’s business performance will become increasingly dependent on the company’s ability to increase levels of user engagement in current and new markets. If people do not perceive the company’s products to be useful, reliable, and trustworthy, the company may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. A decrease in user retention, growth, or engagement could render the company less attractive to video game publishers and developers which may have a material and adverse impact on the company’s revenue, business, financial condition, and results of operations. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if:

●	users increasingly engage with competing products;

●	the company fails to introduce new and improved products or if the company introduce new products or services that are not favorably received;

Page | 23

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

●	the company is unable to successfully balance the company’s efforts to provide a compelling user experience with the decisions made by the company with respect to the frequency, prominence, and size of ads and other commercial content that the company display;

●	there are changes in user sentiment about the quality or usefulness of the company’s products or concerns related to privacy and sharing, safety, security, or other factors;

●	the company is unable to manage and prioritize information to ensure users are presented with content that is interesting, useful, and relevant to them;

●	there are adverse changes in the company’s products that are mandated by legislation, regulatory authorities, or litigation, including settlements or consent decrees;

●	technical or other problems prevent the company from delivering the company’s products in a rapid and reliable manner or otherwise affect the user experience;

●	the company adopts policies or procedures related to areas such as sharing the company’s user data that are perceived negatively by the company’s users or the general public;

●	the company fails to provide adequate customer service to users, developers, or advertisers; or

●	the company, the company’s software developers, or other companies in the company’s industry are the subject of adverse media reports or other negative publicity.

If the company is unable to build and/or maintain relationships with publishers and developers, the company’s revenue, financial results, and future growth potential may be adversely affected.

If the company fails to keep up with industry trends or technological developments, the company’s business, results of operations and financial condition may be materially and adversely affected.

The gaming industry is rapidly evolving and subject to continuous technological changes. The company’s success depends on the company’s ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in technology and industry developments and offerings to serve the evolving needs of the company’s customers. The company’s growth strategy is focused on responding to these types of developments by driving innovation that will enable the company to expand the company’s business into new growth areas. If Versus does not sufficiently invest in new technology and industry developments, or evolve and expand the company’s business at sufficient speed and scale, or if Versus does not make the right strategic investments to respond to these developments and successfully drive innovation, the company’s services and solutions, the company’s results of operations, and the company’s ability to develop and maintain a competitive advantage and continue to grow could be negatively affected. In addition, the company operate in a quickly evolving environment in which there currently are, and the company expect will continue to be, new technology entrants. New services or technologies offered by competitors or new entrants may make the company’s offerings less differentiated or less competitive, when compared to other alternatives, which may adversely affect the company’s results of operations. Technological innovations may also require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. The company cannot assure investors that the company can obtain financing to cover such expenditures. Failure to adapt the company’s products and services to such changes in an effective and timely manner could materially and adversely affect the company’s business, financial condition and results of operations.

Page | 24

VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

The company is subject to cybersecurity risks.

Cybersecurity risks and attacks continue to increase. Cybersecurity attacks are evolving and not always predictable. Attacks include malicious software, threats to information technology infrastructure, denial-of-service attacks on websites, attempts to gain unauthorized access to data, and other breaches. Data breaches can originate with authorized or unauthorized persons. Authorized persons could inadvertently or intentionally release confidential or proprietary information, and recipients could misuse data. Such events could lead to interruption of the company’s operations or business, unauthorized release or use of information, compromise of data, damage to the company’s reputation, damage to the company’s customers or vendors, and increased costs to prevent, respond to or mitigate any events.

The company is a holding company and depends upon the company’s subsidiaries for the company’s cash flows.

The company is a holding company. All of the company’s operations are conducted, and almost all of the company’s assets are owned, by the company’s subsidiaries. Consequently, the company’s cash flows and the company’s ability to meet the company’s obligations depend upon the cash flows of the company’s subsidiaries and the payment of funds by these subsidiaries to the company in the form of dividends, distributions or otherwise. The ability of the company’s subsidiaries to make any payments to the company depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities, of which there are currently none, and legal restrictions. While there are no restrictions on the ability of the company’s subsidiaries to make any payments to the company, such restrictions may arise in the future. Any failure to receive dividends or distributions from the company’s subsidiaries when needed could have a material adverse effect on the company’s business, results of operations or financial condition.

The company’s insurance coverage may not adequately protect the company against all future risks, which may adversely affect the company’s business and prospects.

The company maintains insurance coverage, including for fire, acts of god and perils, terrorism, burglary, money, fidelity guarantee, professional liability including errors and omissions and breach of contract, commercial property, commercial general liability, cyber events including incident response costs, legal, forensic and breach management costs, cyber-crimes, system damage, rectification costs, business interruption and reputational harm, as well as directors’ and officers’ liability insurance and employee health and medical insurance, with standard exclusions in each instance. While the company maintains insurance in amounts that the company considers reasonably sufficient for a business of the company’s nature and scale, with insurers that the company considers reliable and credit worthy, the company may face losses and liabilities that are uninsurable by their nature, or that are not covered, fully or at all, under the company’s existing insurance policies. Moreover, coverage under such insurance policies would generally be subject to certain standard or negotiated exclusions or qualifications and, therefore, any future insurance claims by the company may not be honored by the company’s insurers in full, or at all. In addition, the company’s premium payments under the company’s insurance policies may require a significant investment by the company.

To the extent that the company suffers loss or damage that is not covered by insurance or that exceeds the company’s insurance coverage, the loss will have to be borne by the company and the company’s business, cash flow, financial condition, results of operations and prospects may be adversely affected.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect the company’s business, investments and results of operations.

The company is subject to laws and regulations enacted by national, regional and local governments. In particular, the company is required to comply with certain United States Securities Exchange Commission and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the company’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on the company’s business and results of operations.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

The company is dependent upon the company’s executive officers and directors and their departure could adversely affect the company’s ability to operate.

The company’s operations are dependent upon a relatively small group of individuals and, in particular, the company’s executive officers and directors. The company believes that the company’s success depends on the continued service of the company’s executive officers and directors. The company does not have key-man insurance on the life of any of the company’s directors or executive officers. The unexpected loss of the services of one or more of the company’s directors or executive officers could have a detrimental effect on the company.

The company’s executive officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with the company’s interests.

The company has not adopted a policy that expressly prohibits the company’s directors, executive officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by the company or in any transaction to which the company is a party or have an interest. The company does not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by the company. Accordingly, such persons or entities may have a conflict between their interests and ours.

Public health epidemics or outbreaks, such as COVID-19, could materially and adversely impact the company’s business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. Because COVID-19 infections have been reported throughout the United States, certain federal, state and local governmental authorities have issued stay-at-home orders, proclamations and/or directives aimed at minimizing the spread of COVID-19. Additional, more restrictive proclamations and/or directives may be issued in the future.

To protect the health and well-being of the company’s employees and customers, the company has implemented work-from-home requirements, made substantial modifications to employee travel policies, and cancelled or shifted marketing and other corporate events to virtual-only formats for the foreseeable future. While the company continue to monitor the company’s circumstances and may adjust the company’s current policies as more information and public health guidance become available, these precautionary measures could negatively affect the company’s sales and marketing efforts, delay and lengthen the company’s sales cycles, or create operational or other challenges, any of which could harm the company’s business and results of operations.

While the company believes the company has not been significantly adversely impacted by COVID-19 to date, the company believes COVID-19 continues to present the potential for adverse risks to the company.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

The potential impacts of COVID-19 on the company’s business, financial condition, and results of operations include, but are not limited to, the following:

●	There may be a decrease in the willingness or ability of certain of the company’s customers or partners to move forward with integrations of the company’s platform into their products or media due to restructurings or cutbacks within their organizations or because their business, financial condition or operations have been adversely impacted by COVID-19.

●	The company’s customers could potentially be negatively impacted by the outbreak, which may reduce their budgets for online advertising and marketing in 2021 and perhaps beyond. As a result, the company’s revenue, gross profit and net income may be negatively impacted in 2020, 2021 and perhaps beyond.

●	The situation may worsen if the COVID-19 outbreak continues. The company’s customers may request additional time to pay the company or fail to pay the company on time, or at all, which may require the company to record additional allowances.

●	The global stock markets have experienced, and may continue to experience, significant volatility from the COVID-19 outbreak, which may adversely affect the company’s ability to raise funds in the capital markets.

●	If one or more of the company’s employees or customers becomes ill from coronavirus and attributes their infection to the company, including through exposure at one of the company’s offices or facilities, the company could be subject to allegations of failure to adequately mitigate the risk of exposure. Such allegations could harm the company’s reputation and expose the company to the risks of litigation and liability.

The ultimate impact of the COVID-19 pandemic on the company’s operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the company, may direct, which may result in an extended period of continued business disruption, reduced customer traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but could have a material adverse impact on the company’s business, financial condition and results of operations.

The company’s business may be harmed if the company’s licensing partners, or other third parties with whom Versus does business, act in ways that put the company’s brand at risk.

The company offers a business-to-business software platform that allows video game publishers and developers, as well as other interactive media content creators, to offer in-game prizing and rewards, based on the completion of in-content challenges. The company anticipates that the company’s business partners shall be given access to sensitive and proprietary information or control over the company’s intellectual property in order to provide services and support to the company’s teams. These third parties may misappropriate the company’s information or intellectual property and engage in unauthorized use of it or otherwise act in a way that places the company’s brand at risk. The failure of these third parties to provide adequate services and technologies, the failure of third parties to adequately maintain or update their services and technologies or the misappropriation or misuse of this information or intellectual property could result in a disruption to the company’s business operations or an adverse effect on the company’s reputation, and may negatively impact the company’s business.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

If the company fails to keep the company’s existing users highly engaged, to acquire new users, to successfully implement an award-prizes model for the company’s user community, the company’s business, profitability and prospects may be adversely affected.

The company’s success depends on the company’s ability to maintain and grow the number of users playing the company’s partners’ games and other media and keeping the company’s users highly engaged. Of particular importance is the successful deployment and expansion of the company’s award-prizes model to the company’s gaming community for purposes of creating predictable recurring revenues.

A decline in the number of the company’s users may adversely affect the engagement level of the company’s users, the vibrancy of the company’s user community, or the popularity of the company’s award-prizes model, which may in turn reduce the company’s monetization opportunities, and have a material and adverse effect on the company’s business, financial condition and results of operations. If the company is unable to attract and retain users, the company’s revenues may decline and the company’s results of operations and financial condition may suffer.

The company’s failure to protect the company’s intellectual property rights may undermine the company’s competitive position.

The company believes that the company’s patents, copyrights, trademarks and other intellectual property are essential to the company’s success. Please see “Business—Intellectual Property” for more details. The company depends to a large extent on the company’s ability to develop and maintain the intellectual property rights relating to the company’s existing portfolio of prizing, promotion and financial technologies that enable brands to reach the rapidly-growing competitive gaming audience of players, spectators and broadcasters. The company has devoted considerable time and energy to the development and improvement of the company’s portfolio of prizing, promotion and financial technologies intellectual property.

The company relies primarily on a combination of patents, copyrights, trademarks and trade secrets laws, and contractual restrictions for the protection of the intellectual property used in the company’s business. Nevertheless, these provide only limited protection and the actions the company take to protect the company’s intellectual property rights may not be adequate. The company’s trade secrets may become known or be independently discovered by the company’s competitors. The company may have no or limited rights to stop the use of the company’s information by others. Moreover, to the extent that the company’s employees or third parties with whom Versus does business use intellectual property owned by others in their work for the company, disputes may arise as to the rights to such intellectual property. Preventing any unauthorized use of the company’s intellectual property is difficult and costly and the steps the company take may be inadequate to prevent the misappropriation of the company’s intellectual property. In the event that the company resort to litigation to enforce the company’s intellectual property rights, such litigation could result in substantial costs and a diversion of the company’s managerial and financial resources. The company can provide no assurance that the company will prevail in such litigation. Any failure in protecting or enforcing the company’s intellectual property rights could have a material adverse effect on the company’s business, financial condition and results of operations.

The company’s services or solutions could infringe upon the intellectual property rights of others or the company might lose the company’s ability to utilize the intellectual property of others.

The company cannot be sure that the company’s services and solutions do not infringe on the intellectual property rights of third parties, and these third parties could claim that the company or the company’s clients are infringing upon their intellectual property rights. These claims could harm the company’s reputation, cause the company to incur substantial costs or prevent the company from offering some services or solutions in the future. Any related proceedings could require the company to expend significant resources over an extended period of time. Any claims or litigation in this area could be time-consuming and costly, damage the company’s reputation and/or require the company to incur additional costs to obtain the right to continue to offer a service or solution to the company’s clients. If the company cannot secure this right at all or on reasonable terms, or the company cannot substitute alternative technology, the company’s results of operations could be materially adversely affected. The risk of infringement claims against the company may increase as the company expand the company’s industry software solutions.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

In recent years, individuals and firms have purchased intellectual property assets in order to assert claims of infringement against technology providers and customers that use such technology. Any such action naming the company or the company’s clients could be costly to defend or lead to an expensive settlement or judgment against the company. Moreover, such an action could result in an injunction being ordered against the company’s client or the company’s own services or operations, causing further damages.

In addition, the company rely on third-party software in providing some of the company’s services and solutions. If the company loses the company’s ability to continue using such software for any reason, including in the event that the software is found to infringe the rights of others, the company will need to obtain substitute software or seek alternative means of obtaining the technology necessary to continue to provide such services and solutions. The company’s inability to replace such software, or to replace such software in a timely or cost-effective manner, could materially adversely affect the company’s results of operations.

Third parties may register trademarks or domain names or purchase internet search engine keywords that are similar to the company’s trademarks, brands or websites, or misappropriate the company’s data and copy the company’s platform, all of which could cause confusion to the company’s users, divert online customers away from the company’s products and services or harm the company’s reputation.

Competitors and other third parties may purchase trademarks that are similar to the company’s trademarks and keywords that are confusingly similar to the company’s brands or websites in internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements in order to divert potential customers from the company to their websites. Preventing such unauthorized use is inherently difficult. If the company is unable to prevent such unauthorized use, competitors and other third parties may continue to drive potential online customers away from the company’s platform to competing, irrelevant or potentially offensive platform, which could harm the company’s reputation and cause the company to lose revenue.

The company’s business is highly dependent on the proper functioning and improvement of its information technology systems and infrastructure. The company’s business and operating results may be harmed by service disruptions, or by the company’s failure to timely and effectively scale up and adjust the company’s existing technology and infrastructure.

The company’s business depends on the continuous and reliable operation of the company’s information technology, or IT, systems. The company’s IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm the company’s IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage the company’s reputation and cause the company’s customers and end-users to migrate to the company’s competitors’ platforms. If the company experience frequent or constant service disruptions, whether caused by failures of the company’s own IT systems or those of third-party service providers, the company’s user experience may be negatively affected, which in turn may have a material and adverse effect on the company’s reputation and business. The company may not be successful in minimizing the frequency or duration of service interruptions. As the number of the company’s end-users increases and more user data are generated on the company’s platform, the company may be required to expand and adjust the company’s technology and infrastructure to continue to reliably store and process content.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

The company uses third-party services and technologies in connection with the company’s business, and any disruption to the provision of these services and technologies to the company could result in adverse publicity and a slowdown in the growth of the company’s users, which could materially and adversely affect the company’s business, financial condition and results of operations.

The company’s business partially depends on services provided by, and relationships with, various third parties. The company exercises no control over the third parties with whom the company has business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with the company, the company could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on the company’s business, financial condition and results of operations.

In most cases, the company relies on third party consumer-brand partners to fulfil the prizes and rewards for the company’s end users, players, viewers and participants. Disruption of this fulfilment could result in a poor user experience, adverse publicity, and a slowdown in growth of users, which could materially and adversely affect the company’s business, financial condition and results of operations.

The company’s business depends on rewards, earned by users, being fulfilled correctly by third party consumer-brands with whom the company has business arrangements. While the company has agreements with those consumer-brands, Versus does not exercise control over those companies. If, for any reason, the company’s customers do not fulfil the prizes or rewards in a manner that the company’s end users, players and/or viewers expect, the company may suffer in the perception of those end users. This could result in loss of players, poor public relations, or lawsuits. Such event(s) would have a material adverse effect(s) on the company’s business, financial condition and may results in a loss of operations.

Risks Related to International Operations

The risks related to international operations, in particular in countries outside of the United States, could negatively affect the company’s results.

The company expects to incur up to 20% of the company’s total expenses from transactions denominated in currencies other than the United States dollar, such as the Canadian dollar, and the British pound. As such, the company’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the company’s control, including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of funds, assets or earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, changes in gaming policies, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property particularly in countries with fewer intellectual property protections, the effects that evolving regulations regarding data privacy may have on the company’s online operations, adverse changes in the creditworthiness of parties with whom the company has significant receivables or forward currency exchange contracts, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the company’s operations are conducted. The company’s operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the company’s operations are disrupted and/or the economic integrity of the company’s contracts is threatened for unexpected reasons, the company’s business may be harmed.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

The company’s international activities may require protracted negotiations with host governments, national companies and third parties. Foreign government regulations may favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In the event of a dispute arising in connection with the company’s operations in a foreign jurisdiction where the company conduct the company’s business, the company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of United States or enforcing United States judgments in such other jurisdictions. The company may also be hindered or prevented from enforcing the company’s rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the company’s activities in foreign jurisdictions could be substantially affected by factors beyond the company’s control, any of which could have a material adverse effect on it. The company believes that management’s experience to date in commercializing the company’s products, services and solutions in China, Japan, the United Kingdom, the European Union, and other countries and regions around the world may be of assistance in helping to reduce these risks. Some countries in which the company may operate may be considered politically and economically unstable.

Doing business in the industries in which the company operate often requires compliance with numerous and extensive procedures and formalities. These procedures and formalities may result in unexpected or lengthy delays in commencing important business activities. In some cases, failure to follow such formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken. The company’s management is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the company’s cost of doing business or affect the company’s operations in any area.

The company may in the future enter into agreements and conduct activities outside of the jurisdictions where the company currently carry on business, which expansion may present challenges and risks that the company has not faced in the past, any of which could adversely affect the company’s results of operations and/or the company’s financial condition.

The company is subject to foreign exchange and currency risks that could adversely affect the company’s operations, and the company’s ability to mitigate the company’s foreign exchange risk through hedging transactions may be limited.

The company expects to incur up to 20% of the company’s expenses in currencies other than the United States dollar; however, a substantial portion of the company’s operating expenses are incurred in United States dollars. Fluctuations in the exchange rate between the U.S. dollar and other currencies may have a material adverse effect on the company’s business, financial condition and operating results. The company’s consolidated financial results are affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than United States dollars and from the translation of foreign-currency-denominated balance sheet accounts into United States dollar-denominated balance sheet accounts. The company is exposed to currency exchange rate fluctuations because portions of the company’s revenue and expenses are denominated in currencies other than the United States dollar, particularly the Canadian dollar. Exchange rate fluctuations could adversely affect the company’s operating results and cash flows and the value of the company’s assets outside of the United States. If a foreign currency is devalued in a jurisdiction in which the company is paid in such currency, then the company’s customers may be required to pay higher amounts for the company’s products or services, which they may be unable or unwilling to pay. Changes in exchange rates and the company’s limited ability or inability to successfully hedge exchange rate risk could have an adverse impact on the company’s liquidity and results of operations.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

The company may be unable to operate in new jurisdictions where the company’s customers operate because of new regulations.

The company is subject to regulation in any jurisdiction where the company’s customers access the company’s systems. To expand into any such jurisdiction the company may need to operate according to local regulations. In some cases this may require the company to be licensed, or obtain approvals for the company’s products or services. If Versus does not receive, or receive a revocation of a license in a particular jurisdiction for the company’s products or services, the company would not be able to sell or place the company’s products or services in that jurisdiction. Any such outcome could materially and adversely affect the company’s results of operations and any growth plans for the company’s business.

Privacy concerns could result in regulatory changes and impose additional costs and liabilities on the company, limit the company’s use of information, and adversely affect the company’s business.

Personal privacy has become a significant issue in the United States and many other countries in which the company currently operate and may operate in the future. Many federal, state, and foreign legislatures and government agencies have imposed or are considering imposing restrictions and requirements about the collection, use, and disclosure of personal information obtained from individuals. Changes to laws or regulations affecting privacy could impose additional costs and liability on the company and could limit the company’s use of such information to add value for customers. If the company were required to change the company’s business activities or revise or eliminate services, or to implement burdensome compliance measures, the company’s business and results of operations could be harmed. In addition, the company may be subject to fines, penalties, and potential litigation if the company fail to comply with applicable privacy regulations, any of which could adversely affect the company’s business, liquidity and results of operation.

The company’s results of operations could be affected by natural events in the locations in which the company operate or where the company’s customers or suppliers operate.

The company, the company’s customers, and the company’s suppliers have operations in locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, or flood that could disrupt operations. Any serious disruption at any of the company’s facilities or the facilities of the company’s customers or suppliers due to a natural disaster could have a material adverse effect on the company’s revenues and increase the company’s costs and expenses. If there is a natural disaster or other serious disruption at any of the company’s facilities, it could impair the company’s ability to adequately supply the company’s customers, cause a significant disruption to the company’s operations, cause the company to incur significant costs to relocate or re-establish these functions and negatively impact the company’s operating results. While the company intend to seek insurance against certain business interruption risks, such insurance may not adequately compensate the company for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of the company’s customers or suppliers may adversely affect the company’s business, results of operations or financial condition.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

Risks Related to Regulation

The company is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect the company’s operations, reputation, business, prospects, operating results and financial condition.

The company is subject to risks associated with doing business outside of the United States, including exposure to complex foreign and U.S. regulations such as the Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws which generally prohibit U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions and other penalties. It may be difficult to oversee the conduct of any contractors, third-party partners, representatives or agents who are not the company’s employees, potentially exposing the company to greater risk from their actions. If the company’s employees or agents fail to comply with applicable laws or company policies governing the company’s international operations, the company may face legal proceedings and actions which could result in civil penalties, administration actions and criminal sanctions. Any determination that the company has violated any anti-corruption laws could have a material adverse impact on the company’s business. Changes in trade sanctions laws may restrict the company’s business practices, including cessation of business activities in sanctioned countries or with sanctioned entities.

Violations of these laws and regulations could result in significant fines, criminal sanctions against the company, the company’s officers or the company’s employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, prohibitions on the conduct of the company’s business and the company’s inability to market and sell the company’s products or services in one or more countries. Additionally, any such violations could materially damage the company’s reputation, brand, international expansion efforts, ability to attract and retain employees and the company’s business, prospects, operating results and financial condition.

Regulations that may be adopted with respect to the internet and electronic commerce may decrease the growth in the use of the internet and lead to the decrease in the demand for the company’s services.

The company may become subject to any number of laws and regulations that may be adopted with respect to the internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the internet. The adoption of new laws or regulations relating to the internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the internet, decrease the demand for the company’s services, increase the company’s cost of doing business or could otherwise have a material adverse effect on the company’s business, revenues, operating results and financial condition.

Risks Related to the Company’s Common Shares and the Company’s Warrants

The company’s common shares and Unit A Warrants were only recently listed on The Nasdaq Capital Market and there can be no assurance that the company will be able to comply with The Nasdaq Capital Market’s continued listing standards.

The company’s common shares and Unit A Warrants commenced trading on The Nasdaq Capital Market on January 22, 2021. However, there can be no assurance any broker will be interested in trading the company’s common shares and/or Unit A Warrants. Therefore, it may be difficult to sell the company’s common shares and/or Unit A Warrants if investors desire or need to do so. The company cannot provide any assurance that an active and liquid trading market in the company’s securities will develop or, if developed, that such market will continue. In addition, there is no guarantee that the company will be able to maintain such listings for any period of time by perpetually satisfying The Nasdaq Capital Market’s continued listing requirements. The company’s failure to continue to meet these requirements may result in the company’s securities being delisted from The Nasdaq Capital Market.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

The market prices of the company’s common shares and Unit A Warrants are likely to be highly volatile because of several factors, including a limited public float.

The market prices of the company’s common shares and Unit A Warrants have experienced significant price and volume fluctuations and the prices of such securities are likely to be highly volatile in the future. You may not be able to resell the company’s common shares or Unit A Warrants following periods of volatility because of the market’s adverse reaction to volatility.

Other factors that could cause such volatility may include, among other things:

●	actual or anticipated fluctuations in the company’s operating results;

●	the absence of securities analysts covering the company and distributing research and recommendations about the company;

●	the company may have a low trading volume for a number of reasons, including that a large portion of the company’s stock is closely held;

●	overall stock market fluctuations;

●	announcements concerning the company’s business or those of the company’s competitors;

●	actual or perceived limitations on the company’s ability to raise capital when the company require it, and to raise such capital on favorable terms;

●	conditions or trends in the industry;

●	litigation;

●	changes in market valuations of other similar companies;

●	future sales of common shares;

●	departure of key personnel or failure to hire key personnel; and

●	general market conditions.

Any of these factors could have a significant and adverse impact on the market prices of the company’s common shares and/or the company’s Unit A Warrants. In addition, the stock market in general has at times experienced extreme volatility and rapid decline that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading prices of the company’s common shares and/or Unit A Warrants, regardless of the company’s actual operating performance.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

The company’s common shares have in the past been a “penny stock” under US Securities Exchange Commission rules, and the company’s Unit A Warrants may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

In the past, the company’s common shares were a “penny stock” under applicable SEC rules (generally defined as non-exchange traded stock with a per-share price below US$5.00). While the company’s common shares and Unit A Warrants are not considered “penny stock” since being listed on The Nasdaq Capital Market, if the company is unable to maintain that listing and the company’s common shares and/or the company’s Unit A Warrants are no longer listed on The Nasdaq Capital Market, unless the company maintain a per-share price above US$5.00, the company’s common shares and/or Unit A Warrants will be considered “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, brokerdealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Brokerdealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

●	If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

●	If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker dealers by such requirements may discourage broker-dealers from effecting transactions in the company’s securities, which could severely limit the market price and liquidity of the company’s securities. These requirements may restrict the ability of broker-dealers to sell the company’s common shares or the company’s warrants and may affect your ability to resell the company’s common shares and the company’s Unit A Warrants.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. The company can give no assurance at what time, if ever, the company’s common shares or the company’s Unit A Warrants will not be classified as a “penny stock” in the future.

The company is subject to the continued listing criteria of Nasdaq, and the company’s failure to satisfy these criteria may result in delisting of the company’s common shares or Unit A Warrants from The Nasdaq Capital Market and could also jeopardize the company’s continued ability to trade in the United States on The Nasdaq Capital Market.

The company’s common shares and Unit A Warrants are currently listed for trading on The Nasdaq Capital Market. In order to maintain the listing on Nasdaq or any other securities exchange the company may trade on, the company must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders. In addition to objective standards, Nasdaq may delist the company’s securities if, in the exchange’s opinion, the company’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing inadvisable; if the company sell or dispose of the company’s principal operating assets or cease to be an operating company; if the company fail to comply with the listing requirements; or if any other event occurs or any condition exists which, in their opinion, makes continued listing on the exchange inadvisable.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

If the Nasdaq were to delist the company’s common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the company’s common shares, reduced liquidity, decreased analyst coverage, and/or an inability for the company to obtain additional financing to fund the company’s operations.

If the benefits of any proposed acquisition do not meet the expectations of investors, shareholders or financial analysts, the market price of the company’s common shares and/or Unit A Warrants may decline.

If the benefits of any proposed acquisition do not meet the expectations of investors or securities analysts, the market price of the company’s common shares and/or Unit A Warrants prior to the closing of the proposed acquisition may decline. The market values of the company’s common shares and/or Unit A Warrants at the time of the proposed acquisition may vary significantly from their prices on the date the acquisition target was identified.

In addition, broad market and industry factors may materially harm the market price of the company’s common shares and/or Unit A Warrants irrespective of the company’s operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the company’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the company could depress the price of the company’s common shares and/or Unit A Warrants regardless of the company’s business, prospects, financial conditions or results of operations. A decline in the market price of the company’s securities also could adversely affect the company’s ability to issue additional securities and the company’s ability to obtain additional financing in the future.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of the company’s shareholders may be eligible to sell all or some of their common shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the US Securities Act of 1933, as amended, or the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely after six months, subject only to the current public information requirement. Affiliates may sell after six months, subject to the Rule 144 volume, manner of sale (for equity securities), current public information, and notice requirements. Of the approximately 13,277,866 common shares outstanding as of April 12, 2021, approximately 12,437,525 shares are tradable without restriction. Given the limited trading of the company’s common shares, resale of even a small number of the company’s common shares pursuant to Rule 144 or an effective registration statement may adversely affect the market price of the company’s common shares.

The company has never paid dividends on the company’s common shares and may not do so in the future.

Holders of the company’s common shares are entitled to receive such dividends as may be declared by the company’s board of directors. To date, the company has paid no cash dividends on the company’s common shares and Versus does not expect to pay cash dividends on the company’s common shares in the foreseeable future. The company intends to retain future earnings, if any, to provide funds for operations of the company’s business. Therefore, any return investors in the company’s common shares may have will be in the form of appreciation, if any, in the market value of their common shares.

If an active, liquid trading market for the company’s Unit A Warrants does not develop, you may not be able to sell your Unit A Warrants quickly or at a desirable price.

The company’s Unit A Warrants are currently exercisable and expire on the fifth anniversary of the date of issuance. The Unit A Warrants had an initial exercise price per share equal to US$7.50. In the event that the stock price of the company’s common shares does not exceed the exercise price of the Unit A Warrants during the period when the Unit A Warrants are exercisable, the Unit A Warrants may not have any value.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

There is no established trading market for the company’s Unit A Warrants, and to the extent a market develops, such market for the Unit A Warrants may be highly volatile or may decline regardless of the company’s operating performance. An active public market for the company’s Unit A Warrants may not develop or be sustained. We cannot predict the extent to which investor interest in the company’s company will lead to the development of an active trading market in the company’s Unit A Warrants or how liquid that market might become. If a market does not develop or is not sustained, it may be difficult to sell Unit A Warrants at a particular time, at an attractive price, or at all.

Holders of the company’s warrants will have no rights as a common shareholder until they acquire the company’s common shares.

Until acquiring the company’s common shares upon exercise warrants, warrant holders will have no rights as a shareholder in respect of the common shares underlying such warrants. Upon exercise of warrants, holders will be entitled to exercise the rights of a common shareholder only as to matters for which the record date occurs after the exercise date.

The company’s articles and certain Canadian legislation contain provisions that may have the effect of delaying or preventing a change in control.

Certain provisions of the company’s articles could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for the company’s common shares. The material differences between the British Columbia Business Corporations Act, or BCBCA, and Delaware General Corporation Law, or DGCL, that may have the greatest such effect include, but are not limited to, the following: (i) for certain corporate transactions (such as mergers and amalgamations or amendments to the company’s articles) the BCBCA generally requires the voting threshold to be a special resolution approved by 66 2/3% of shareholders, whereas DGCL generally only requires a majority vote; and (ii) under the BCBCA a holder of 5% or more of the company’s common shares can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL.

In addition, a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian Business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Finally, limitations on the ability to acquire and hold the company’s common shares may be imposed by the Competition Act (Canada). The Competition Act (Canada) establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner. However, the Competition Act (Canada) permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the company, whether or not it is subject to mandatory notification. Otherwise, there are no limitations either under the laws of Canada or British Columbia, or in the company’s articles on the rights of non-Canadians to hold or vote the company’s common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to the company’s shareholders. The company cannot predict whether investors will find the company’s company and the company’s common shares less attractive because the company is governed by Canadian laws.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

Because the company is a corporation incorporated under the laws of British Columbia and some of the company’s directors and officers are residents of Canada, it may be difficult for investors in the United States to enforce civil liabilities against the company based solely upon the U.S. federal securities laws. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against the company’s directors and officers residing outside of Canada.

The company is a corporation incorporated under the laws of British Columbia. Some of the company’s directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of the company’s assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the company or the company’s directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. federal securities laws. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against the company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against the company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

As a result of the company’s recently becoming a reporting company under the Exchange Act, the company will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the company’s company and, as a result, the value of the company’s common shares.

The company is required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of the company’s internal control over financial reporting for the first fiscal year beginning after March 3, 2021. This assessment includes disclosure of any material weaknesses identified by the company’s management in the company’s internal control over financial reporting. The company’s independent registered public accounting firm will not be required to attest to the effectiveness of the company’s internal control over financial reporting until the company’s first annual report required to be filed with the SEC following the date the company is no longer an emerging growth company, as defined in the JOBS Act. The company will be required to disclose significant changes made in the company’s internal control procedures on a quarterly basis.

The company is beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and the company may not be able to complete the company’s evaluation, testing and any required remediation in a timely fashion. The company’s compliance with Section 404 requires that the company incur substantial accounting expense and expend significant management efforts. While the company currently have an internal audit group, the company may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of the company’s internal controls, if the company identifies one or more material weaknesses in the company’s internal control over financial reporting, the company will be unable to assert that the company’s internal control over financial reporting is effective. The company cannot provide assurance that there will not be material weaknesses or significant deficiencies in the company’s internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the company’s ability to accurately report the company’s financial condition or results of operations. If the company is unable to conclude that the company’s internal control over financial reporting is effective, the company could lose investor confidence in the accuracy and completeness of the company’s financial reports, the market price of the company’s common shares could decline, and the company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in the company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the company’s future access to the capital markets.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

The company is an emerging growth company within the meaning of the US Securities Act, and if the company take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make the company’s securities less attractive to investors and may make it more difficult to compare the company’s performance with other public companies.

The company is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and the company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in the company’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the company’s shareholders may not have access to certain information they may deem important. The company could be an emerging growth company for up to five years, although circumstances could cause the company to lose that status earlier, including if the market value of the company’s common shares held by non-affiliates exceeds US$700 million as of any November 30 before that time, in which case the company would no longer be an emerging growth company as of the following May 31. The company cannot predict whether investors will find the company’s securities less attractive because the company will rely on these exemptions. If some investors find the company’s securities less attractive as a result of the company’s reliance on these exemptions, the trading prices of the company’s securities may be lower than they otherwise would be, there may be a less active trading market for the company’s securities and the trading prices of the company’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The company will continue to incur increased costs as a result of operating as a reporting company under the Exchange Act, and the company’s management will continue to be required to devote substantial time to compliance with the company’s reporting company responsibilities and corporate governance practices.

As a reporting company under the US Exchange Act, and particularly after the company is no longer an “emerging growth company,” the company will continue to incur significant legal, accounting and other expenses The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Capital Market and other applicable securities rules and regulations impose various requirements on public companies. The company is also obligated to file with the Canadian securities regulators similar reports pursuant to securities laws and regulations applicable in all the provinces and territories of Canada in which the company will be a reporting issuer. Compliance with these laws and regulations has increased and will continue to increase the company’s legal and financial compliance costs and make some activities more difficult, time-consuming or costly. The company’s management and other personnel must devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations increase the company’s legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for the company to obtain directors’ and officers’ liability insurance, which could make it more difficult for the company to attract and retain qualified members of the company’s board of directors. The company cannot predict or estimate the amount of additional future costs the company will incur as a public company or the timing of such costs.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

The company is a foreign private issuer under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a company incorporated in the U.S.

As a foreign private issuer under the Exchange Act, the company is exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, the company is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies with securities registered under the Exchange Act; the company is not required to file financial statements prepared in accordance with U.S. generally accepted accounting principles; and the company is not required to comply with SEC Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, the company’s officers, directors and principal shareholders are not subject to the reporting or short-swing profit recovery provisions of Section 16 of the Exchange Act or the rules under the Exchange Act with respect to their purchases and sales of the company’s common shares. Accordingly, you may receive less information about the company than you would receive about a company incorporated in the United States and may be afforded less protection under the U.S. federal securities laws than you would be afforded with respect to a company incorporated in the United States. If the company lose the company’s status as a foreign private issuer at some future time, the company will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if the company were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

Additionally, pursuant to the Nasdaq Listing Rules, as a foreign private issuer, the company may elect to follow the company’s home country practice in lieu of the corporate governance requirements of the Nasdaq Listing Rules, with the exception of those rules that are required to be followed pursuant to the provisions of the Nasdaq Listing Rules. The company has elected to follow Canadian practices in lieu of the requirements of the Nasdaq Listing Rules to the extent permitted under Nasdaq Listing Rule 5615(a)(3).

U.S. Holders of the company’s common shares may suffer adverse tax consequences if the company is treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, Versus does not believe that the company will be a PFIC for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects, and a separate determination must be made after the close of each taxable year as to whether the company is a PFIC for that year. Changes in the composition of the company’s income or assets may cause the company to become a PFIC. Accordingly, there can be no assurance that the company will not be a PFIC for any taxable year. If the company is a PFIC for any taxable year during which a U.S. Holder (as that term is defined below in “Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the company’s common shares, such U.S. Holder may be subject to adverse tax consequences. In particular, absent certain elections, a U.S. Holder would generally be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of a gain derived from a disposition of the company’s common shares, as well as certain distributions by the company. The PFIC rules are complex, and each prospective investor is strongly urged to consult its tax advisors regarding the application of these rules to such investor’s particular circumstances. See “Material United States Federal Income Tax Considerations for U.S. Holders”.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Risks and Uncertainties (continued)

Changes to tax laws may have an adverse impact on the company and holders of the company’s common shares.

Changes in tax laws, including amendments to tax laws, changes in the interpretation of tax laws, or changes in the administrative pronouncements or positions by the Canada Revenue Agency, or CRA, may have a material adverse effect on the company. In addition, tax authorities could disagree with the company on tax filing positions taken by the company and any reassessment of the company’s tax filings could result in material adjustments of tax expense, income taxes payable and deferred income taxes.

Changes in tax laws, including amendments to tax laws, changes in the interpretation of tax laws or changes in the administrative pronouncements or positions by the CRA, may also have a material adverse effect on the company’s shareholders and their investment in the company’s common shares. Purchasers of the company’s common shares should consult their tax advisors regarding the potential tax consequences associated with the acquisition, holding and disposition of the company’s common shares in their particular circumstances.

Additional Information

On February 15, 2019, the Company announced that it has appointed Mr. Alex Peachey as Chief Technology Officer of the Company. As Chief Technology Officer, Alex heads the research and development efforts for the Company’s Elixir-based platform.

Additional information relating to the Company is available on the Company’s website at www.versussystems.com and under the Company’s profile on SEDAR at www.sedar.com.

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VERSUS SYSTEMS INC. Management’s Discussion and Analysis Three Month Period Ended March 31, 2021

Corporate Information

Directors:	Matthew Pierce Brian Tingle Michelle Gahagan Paul Vlasic Keyvan Peymani
Officers:	Matthew Pierce, CEO Craig Finster, CFO Kelsey Chin, Corporate Secretary
Auditor:	Davidson and Company LLP Chartered Professional Accountants Suite 1200 – 609 Granville Street Vancouver, BC, V7Y 1G6
Legal Counsel:	USA Fenwick &West, LLP 228 Santa Monica Blvd #300 Santa Monica, CA 90401 Canada Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard Street Vancouver, BC, V7X 1T2
Transfer Agent:	Computershare Trust Company of Canada 2nd Floor – 510 Burrard Street Vancouver, BC, V6C 3B9

Contact Information

Matthew Pierce, CEO

Versus Systems Inc.

Suite 302 – 1620 West 8th Avenue

Vancouver, British Columbia V6J 1V4

Tel: 604-639-4457

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